

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Mr. John A. Schissel
Executive Vice President, Chief Financial Officer
BRE Properties, Inc.
525 Market Street, 4th Floor
San Francisco, California 94105-2712

    Re: BRE Properties, Inc.
                Form 10-K for the year ended 12/31/2010
                Filed on 2/18/2011
                File No. 001-14306

Dear Mr. John A. Schissel:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief